SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                        SEC File Number: 0-51007
                                                        CUSIP Number:  63008X107

|_| Form 10-K   |_| Form 20-F   |_| Form 11-K   |X| Form 10-Q   |_| Form N-SAR
|_| Form N-CSR

      For the Period Ended: February 29, 2008

      |_|   Transition Report on Form 10-K
      |_|   Transition Report on Form 20-F
      |_|   Transition Report on Form 11-K
      |_|   Transition Report on Form 10-Q
      |_|   Transition Report on Form N-SAR

      For the Transition Period Ended: _____________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION

NanoSensors, Inc.
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Full Name of Registrant

1475  Veterans Blvd.
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Address of Principal Executive Offices (street and number)

Redwood City, CA  94063
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City, State and Zip Code


PART II -- RULES 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

|X|   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|_|   (c)   The accountant's statements or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NanoSensors, Inc. ("NanoSensors" the "Registrant") files this notification for a 5-day extension for filing its Quarterly Report on Form 10-QSB for the period ended February 29, 2008 ("Form 10-QSB"). The Registrant will not be in position to file its Form 10-QSB by the prescribed filing date without unreasonable effort or expense due to the delay experienced by the Registrant in completing its financial statements for the period ended February 29, 2008. This has resulted in a delay by the Registrant in having its independent registered public accounting firm complete its review of the financial statements to be included in the Form 10-QSB. Therefore, Registrant's management is unable to finalize the financial statements and prepare its discussion and analysis in sufficient time to file the Form 10-QSB by the prescribed filing date. The Registrant anticipates that it will file its Form 10-QSB no later than fifth calendar day following the prescribed filing date.

On January 17, 2008, the Registrant completed its acquisition of Cuchulainn Holdings, Inc. ("Cuchulainn"), a privately held Panamanian corporation, through the reverse merger of Cuchulainn with and into a wholly-owned merger subsidiary of NanoSensors with such subsidiary as the surviving corportion in the merger. Previously in September 2007, the board of directors of the Registrant decided to cease further operations and to redeploy the remaining assets.

The merger and related transactions have required the attention of management and may require additonal disclosure in the Form 10-QSB. The Registrant is working to complete its accounting and Form 10-QSB.

Accordingly, the results of operation of the Registrant for the three-month quarterly period ended February 29, 2008 reflect the results of operation of Cuchulainn, which maybe deemed the acquiring company of the Registrant following the reverse merger transaction between Cuchulainn and the Registrant. During the three-month quarterly period ended February 28, 2007, the results of operation of the Registrant reflect those of NanoSensors only.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Joshua Moser        (650)          641-2349
      ------------        ---------      ----------------
      Name                Area Code      Telephone Number

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |_| Yes |X| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                    SIGNATURE

                                NanoSensors, Inc.
                                -----------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: April 14, 2008                      By:  /s/ Joshua Moser
                                               ---------------------------------
                                               Joshua Moser
                                               Interim Chief Financial Officer